UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 15

     CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                           Commission File Numbers  333-21219
                                                                    ---------

                        Aames Capital Acceptance Corp.
______________________________________________________________________________
            (Exact name of registrant as specified in its charter)

    350 South Grand Avenue, Los Angeles, California  90071;  (213) 640-5000
______________________________________________________________________________
      (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

     Aames Capital Owner Trust 1997-1 Adjustable Rate Asset-Backed Bonds,
                                 Series 1997-1
______________________________________________________________________________
             (Title each class of securities covered by this Form)

                                     None
______________________________________________________________________________
        (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

   Rule 12g-4(a)(1)(i)   [ ]     Rule 12h-3(b)(1)(i)      [ ]
   Rule 12g-4(a)(1)(ii)  [ ]     Rule 12h-3(b)(1)(ii)     [ ]
   Rule 12g-4(a)(2)(i)   [ ]     Rule 12h-3(b)(2)(i)      [ ]
   Rule 12g-4(a)(2)(ii)  [ ]     Rule 12h-3(b)(2)(ii)     [ ]
                                 Rule 15d-6               [X]

    Approximate number of holders of record as of the certification or notice date:

    - Aames Capital Owner Trust 1997-1 Adjustable Rate Asset-Backed Bonds, Series 1997-1, has one holder of record, CEDE & CO., the nominee of The Depository Trust Company (9 holders, if only participating brokers holding directly through CEDE & CO. are counted).

    Pursuant to the requirements of the Securities Exchange Act of 1934, Aames Capital Acceptance Corp., as registrant with respect to the securities covered hereby, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  July 29, 1997               By:  /s/ Mark E. Elbaum
                                       ----------------------------------
                                        Mark E. Elbaum
                                        Senior Vice President-Finance